

Mail Stop 3030

December 21, 2009

By U.S. Mail and Facsimile (702) 382-1759

Harold Gewerter, Esq.
2705 Airport Drive
N. Las Vegas, NV 89032

   Re: OICco Acquisition I, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed December 7, 2009
     File No. 333-162084

Dear Mr. Sisk:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form S-1/A filed December 18, 2009

General

1. We re-issue prior comment 2. For example, we note the references on pages 6 and 19 to "each current shareholder" and "his/her respective shares." Please revise.

Prospectus Cover

2. It does not appear that you have revised your prospectus cover page in response to prior comment 4. Your prospectus cover page, currently numbered as pages 3 and

4 of your filing, should be limited to one page. We redirect your attention to Item 501(a) of Regulation S-K.

Summary Information and Risk Factors, page 6

3.   We note that your prospectus cover page and section 1 of the revised escrow agreement indicate that the subscription funds will be held in a trust account at Bank of the West. With a view to disclosure, please advise us how this will comply with the requirement under Rule 419(b)(1) that the escrow account be "maintained" by an insured depository institution. Provide the analysis requested in prior comment 10.

4.   Please add disclosure on the cover page, in the summary, and where appropriate that the proceeds from the sale of shares held by Mr. Sisk will be deposited in the escrow account, as indicated in your supplemental response to prior comment 10. Address in your disclosure the conditions for releasing these funds from escrow, and to whom they will be released. Also, please disclose whether the shares held by Mr. Sisk will be deposited in the escrow account.

Rights and Protections Under Rule 419, page 6

5.   We note your disclosure on page 6 that 90% of the net proceeds of the offering will be placed in an escrow account "[u]pon completion of this offering." Please advise us how this complies with the requirement under Rule 419 that proceeds from the offering be deposited in an escrow account promptly, or revise your disclosure accordingly. Also, please reconcile this disclosure with the disclosure on page 7 that 10% of the funds will be released from escrow upon completion of the offering.

The Company, page 6

6.   Your responses to comment 9 from our letter dated October 20, 2009 and comment 8 from our letter dated November 18, 2009 continue to be unclear. Please explain the role of the lock-up agreement in connection with this offering, and file the lock-up agreement as an exhibit.

The Offering, page 7

7.   We note your response to prior comment 6 and your disclosure on page 7 that the "escrow holder will confirm with the sole officer and director of the company the amount held in escrow to determine if the minimum offering has been met." Please clarify how they will make this determination, and when it will be made. Refer to prior comment 6.

8.   We note your response to prior comment 7 and we re-issue the comment. In your analysis of whether audited financial statements of the acquisition candidate are required, please provide specific citations to, and analysis of, the authority you are relying on.

9.   We note your disclosure in the second paragraph on page 7. Please revise your disclosure regarding the termination date of the offering to separately address the shares to be sold by the company and by Mr. Sisk.

10.   We note your response to prior comment 11 and we re-issue the comment. The first sentence of the second paragraph on page 7 is still difficult to understand. Rather than merely cross referencing the plan of distribution section, your summary disclosure should briefly explain the circumstances under which the funds held in escrow will be released.

11.   We note your supplemental response to prior comment 12. Please revise your summary disclosure and plan of distribution to clarify that you will provide written notice to your subscribers at least 20 days prior to extending the offering period.

12.   Please revise throughout the prospectus to clarify, if true, that you may only extend the offering once for a fixed period. While this disclosure appears on page 7 of the prospectus, your disclosure on the prospectus cover page and elsewhere in the registration statement suggests that the offering may be subject to repeated extensions of indeterminate length. The maximum specified time period for the offering should be clearly disclosed. Revise accordingly.

13.   We remain unable to understand your disclosure in the third paragraph on page 7 of your filing. Please revise, and provide us with a detailed legal analysis of how you will comply with your obligations under Rules 419(1)(i) and 419(b)(3), as requested in our prior comment 13.

14.   Your disclosure and supplemental response to prior comment 13 appear to indicate that you intend to issue shares or "stock certificates" after the completion of your offering. Please revise your filing to clarify when you intend to issue the securities registered in this offering. If it is your intention to issue securities after the completion of the offering, please provide us with a legal analysis explaining your position that this is consistent with the requirements of Rule 419.

15.   Additionally, we note your disclosure that you intend to deposit "stock certificates" that are "attributable" to your common stock into an escrow account. Please note that Rule 419 requires that the securities issued in a blank check offering be deposited in an escrow account, not merely the certificates attributable to the securities. Please advise us how depositing stock certificates complies with Rule 419, or revise your disclosure accordingly.

Summary Financial Information, page 8

16.   Please tell us why the information presented as part of your income statement data is not consistent with that provided as part of your audited Income Statement on page F-5. You currently present net income of $3,936 on page 8 rather than net loss of $3,936. Please revise or advise accordingly.

17.   Reference is made to the Stockholders' Equity section on page 9. Please revise this section so that it includes the additional paid in capital amount of $3,536, as presented on your balance sheet in page F-4.

Risk Factors, page 9

18.   Please set forth each risk factor under a subcaption that adequately describes the risk, as requested in our prior comment 17. Refer to Item 503(c) of Regulation S-K.

Disadvantages of Blank Check Offering, page 12

19.   Please revise this risk factor to clearly explain the risk to your investors. Refer to comment 17 from our letter dated November 18, 2009, and comment 24 from our letter dated October 20, 2009.

Shares Eligible for Future Sale, page 13

20.   We re-issue prior comment 19. It is still not clear how your offering will impact the eligibility of Mr. Sisk's shares for future sale. Additionally, please explain to us the parenthetical statement that the shares have been issued to Mr. Sisk "pending effectiveness of this registration statement." Our understanding is that the shares have already been issued to Mr. Sisk. We note, for example, the disclosure on page 27.

Use of Proceeds, page 14

21.   We note your response to prior comment 21 and your disclosure that you intend to use 90% of the total proceeds for working capital. Please revise your disclosure to indicate the use of all of the proceeds you may receive in this offering.

22.   We note the third risk factor on page 10. Provide the disclosure required by Instruction 7 to Item 504 of Regulation S-K, or advise.

Plan of Distribution, page 15

23.   You cite "Exhibit 99(a)" on page 16. Please ensure that your references and
        citations are current throughout your filing.

Plan of Operation, page 21

General Business Plan, page 21

24.   We note your response to prior comment 26 and your revised disclosure on page
        22, and we re-issue the comment. Your basis for determining that a private
        company may save costs by becoming a publicly reporting company through a
        business combination with you remains unclear. Please provide a more detailed
        discussion of how the business combination process would eliminate the certain
        costs you identify, such as "multiple audits and opinions." Additionally, expand
        your discussion to specifically address the filing requirements and potential costs
        under Form 8-K, Form 10, and Rule 144 given a business combination with you.
        Please also refer to comment 45 from our letter dated October 20, 2009.

Acquisition of Opportunities, page 23

25.   Your disclosure in the seventh paragraph on page 23 continues to indicate that
        audited financial statements will not be required until after the consummation of a
        business combination. Please tell us how this will comply with Rule 419, or revise
        your disclosure appropriately. Refer to comment 27 from our letter dated
        November 18, 2009, and comment 46 from our letter dated October 20, 2009.

26.   We note your response to prior comment 29 and we re-issue the comment. We
        note that the prospectus continues to suggest that transactions may be voided by
        management after being approved by shareholders. Please provide your legal
        analysis as to whether and how transactions may be voided.

27.   We note your response to prior comment 29. Please revise to disclose any risks
        related to the fact that Mr. Sisk must receive $.02 in exchange for his shares even
        though other shareholders may receive less consideration for their shares. Add risk
        factors, as appropriate.

Background of Directors, Executive Officers, Promoters and Control Persons, page 25

28.   Please advise us whether Mr. Sisk still serves as an officer or director of Jupiter
        Containers, Inc., as indicated in that company's Form SB-2 filed September 6,
        2007 and amended Form SB-2 filed October 23, 2007. To the extent these
        positions constituted Mr. Sisk's principal occupation at any time during the past
        five years, provide the disclosure required by Item 401(e) of Regulation S-K.

Financial Statements, page F-1

General

29.   Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing.

Other Expenses of Issuance and Distribution, page II-1

30.   Please revise to clarify, if true, that Mr. Sisk has agreed to pay the expenses of this offering. Add appropriate risk factor disclosure addressing any risks posed by the lack of an enforceable agreement by Mr. Sisk to pay such expenses.

Indemnification of Officers and Directors, page II-1

31.   Please expand your discussion to indicate the extent to which indemnification is permitted by Delaware law. Refer to prior comment 37.

Signatures, page II-4

32.   Your registration statement must be signed by your principal financial officer, and any person who signs the form in more than one capacity must indicate each capacity in which he signs the form. Please revise. Refer to Instructions 1 and 2 to Form S-1, Signatures.

Exhibit 5.1

33.   The heading to the legality opinion filed as exhibit 5.1 indicates that the company is a Nevada corporation. Please provide an opinion on the legality of the securities issued by the registrant, a Delaware corporation.

34.   Please delete the second sentence of the third paragraph of the opinion. This assumption is overbroad and therefore inappropriate.

35.   The third to last paragraph of the opinion is difficult to understand. It appears to refer to and opine on shares that "have been duly and validly issued." Given that the shares to be offered by the company have not been issued, this paragraph should be revised accordingly. Refer to comment 67 from our letter dated October 20, 2009.

36.   Please explain the statement in the second to last paragraph of the legality opinion that the opinion is "exclusive of state securities and blue-sky laws, rules and regulations." The opinion should be based on state securities laws.

37.   We note that your opinion has been rendered based on facts "as they presently exist." Please confirm that you will file a new opinion on the date of effectiveness or revise your opinion to remove this language which suggests that your opinion is not valid after December 5, 2009.

                                        *   *   *

         As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

         We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel